UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 October 24, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.4%
14.	Type Of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. Vector Capital Corporation I.R.S. Identification Nos. of above persons (entities only). 94-3311525
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None*
	8.	Shared Voting Power None*
	9.	Sole Dispositive Power None*
	10.	Shared Dispositive Power None*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None*
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [_X_]*
13.	Percent of Class Represented by Amount in Row 11 0*
14.	Type Of Reporting Person (See Instructions) CO

*Vector Capital Corporation affirms membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Mr. Mihaylo.

This Amendment No. 11 amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”) and Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On October 24, 2006, Mr. Mihaylo issued a press release. The text of the press release is set forth below, and a copy of the press release is filed as Exhibit 31 to the Schedule 13D:

Steven G. Mihaylo Responds to Inter-Tel Stockholders’ Vote Against Resolution to Initiate a Sale of the Company to Highest Bidder

TEMPE, AZ, October, 24, 2006 – Steven G. Mihaylo commented on the Inter-Tel (Delaware), Incorporated (Nasdaq: INTL) stockholders’ apparent decision not to support the non-binding Resolution to initiate the sale of the Company to the highest bidder.

“Based on our analysis, we believe that the results were so close that the swing of a single 1-2% stockholder might have allowed the Resolution to pass,” said Mr. Mihaylo. “Assuming the Company confirms the preliminary voting results, we will promptly withdraw our offer to acquire the Company. While we are disappointed in the final outcome, we thank the many stockholders who supported our Resolution.”

Mr. Mihaylo added, “We continue to believe that Inter-Tel is headed in the wrong direction and that its fundamental results will not justify a stock price above our all cash $23.25 proposed offer in the foreseeable future. Nonetheless, we believe our efforts have increased the Board’s focus on its obligation to maximize value for all stockholders.”

Item 5. Interest in Securities of the Issuer.

The response to Item 5(a) of the Schedule 13D is hereby deleted in its entirety and replaced with the following paragraph:

As of October 24, 2006, Mr. Mihaylo beneficially owned an aggregate of 5,189,748 shares of Common Stock, representing approximately 19.4% of the outstanding Common Stock (based on 26,686,491 shares outstanding as of August 28, 2006, as reported in Inter-Tel’s Proxy Statement on Schedule 14A filed with the SEC on September 19, 2006). Of these 5,189,748 shares of Common Stock, Mr. Mihaylo (i) is the holder of record of 144,000 shares, (ii) may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by The Steven G. Mihaylo Trust (the “Trust”) because Mr. Mihaylo is the sole trustee of the Trust. Summit does not own, beneficially or of record, any shares of Common Stock, and (iii) is the holder of options to purchase 10,250 shares of Common Stock.

Vector does not have sole or shared voting or dispositive power with respect to any shares of Common Stock, and disclaims beneficial ownership of shares of Common Stock beneficially owned by Mr. Mihaylo.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 31:	Press release issued by Steven G. Mihaylo dated October 24, 2006.

Exhibit 32:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006

/s/ Steven G. Mihaylo

STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

By: /s/ Christopher G. Nicholson

Name: Christopher G. Nicholson

Its: Authorized Signatory

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 31:	Press release issued by Steven G. Mihaylo dated October 24, 2006.

Exhibit 32:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).